Exhibit 1

Media Release

25 May 2007

Westpac Prices A$7 billion Global Mortgage Backed Securities
Transaction

Westpac Banking Corporation today announced the pricing of its largest global residential mortgage backed securities transaction, the Series 2007-1G WST Trust.

In total, mortgage backed securities with an equivalent value of A$7 billion will be issued by the Series 2007-1G WST Trust in 5 tranches to investors in the United States, the United Kingdom, Europe, Asia and Australia, with the following pricing:

•                               The US$1.250 billion re-marketable senior A1 tranche was priced at 3 Month LIBOR less 3 basis points.

•                               The US$2.600 billion senior A2a tranche was priced at 3 Month LIBOR plus 5 basis points.

•                               The Euro 600 million senior A2b tranche was priced at 3 Month EURIBOR plus 7 basis points.

•                               The A$1.250 billion senior A2c tranche was priced at 3 Month BBSW plus 13 basis points.

•                               The Class B subordinated tranche totalling A$120 million was priced at 3 Month BBSW plus 19 basis points.

The Class A1 securities denominated in US dollars will not be registered or listed.  The Class A2a securities denominated in US dollars will be registered with the Securities and Exchange Commission in the United States.  The Class A2b securities denominated in Euro and the Class A2c and Class B securities denominated in Australian dollars will be listed on the Australian Securities Exchange.

The Class A securities are expected to be rated AAA/Aaa by Standard & Poor’s/Moody’s respectively.  The re-marketable Class A1 securities are also expected to have a short term rating of A-1+/P-1 from Standard & Poor’s/Moody’s respectively.  The Class B securities are expected to be rated AA/Aa2 by Standard & Poor’s/Moody’s respectively.

Barclays Capital was the sole lead manager for the Class A1 securities. Barclays Capital, HSBC and JP Morgan were joint lead managers for the Class A2a and A2b securities, with Westpac Institutional Bank as co-manager. Westpac Institutional Bank was lead manager for the Class A2c and B securities, with Barclays Capital, HSBC and JP Morgan co-managers.

The securities will be issued on Thursday, 31 May 2007.

Ends.

For Further Information

David Lording	Curt Zuber
Media Relations	Group Treasurer

Westpac Banking Corporation	Westpac Banking Corporation
Ph: +61 2 8253 3510	Ph: +61 2 8253 4230

This media release is not an offer of securities for sale in the United States.  Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from either Westpac Securitisation Management Pty Limited or a selling security holder that will contain detailed information about Westpac Banking Corporation, Westpac Securitisation Management Pty Limited and the Series 2007-1G WST Trust and the trust assets.